

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 12, 2017

Gary C. Hanna
Chief Executive Officer
KLR Energy Acquisition Corp.
811 Main Street, 18th Floor
Houston, TX 77002

> **Re: KLR Energy Acquisition Corp.**
> **Preliminary Proxy Statement on Form PREM14A**
> **Filed January 18, 2017**
> **File No. 1-37712**

Dear Mr. Hanna:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources